ALOAK CORP. CDNX-AEK

300, 340 - 12 avenue sw, calgary, alberta, canada t2r 1l5 tel: 1.877.525.6252 fax: (403) 262.3917 corp@aloak.ca www.aloak.ca

02060231

FILE No.
82-4221

SUPPL

November 20, 2002

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SEC MAIL PROCESSING RECEIVED DEC 2 2002 WASH, D.C. 154 SECTION

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4221
<u>News Release Dated November 20, 2002</u>

Please find enclosed 3 copies of the news release listed above.

Yours truly,

ALOAK CORP.

PER: Barbara O'Neill
Secretary

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Enclosures

FILE No. 82-4221

ALOAK NewsRelease

Internet Solutions for Small Business

Aloak Announces Convertible Debenture Offering

Calgary AB – November 20, 2002 — Subject to regulatory approval, Aloak Corp. ("Aloak") is pleased to announce a proposed non-brokered private placement in the form of a Convertible Debenture (the "Debentures") of up to $400,000, which will be used for working capital purposes. The Debentures shall bear a rate of interest equal to eleven percent (11%), are secured by the assets of the company and are due five years from the date of issue.

At any time from the date of issue, holders of the Debentures shall have the option to convert some or all of the outstanding Debentures into Units at a price of $0.10 per Unit for the first two years from the date of issue; $0.11 per Unit for the third year from the date of issue; $0.12 per Unit for the fourth year from the date of issue; and $0.13 per Unit for the fifth year from the date of issue (a unit consists of one common share and one Share Purchase Warrant). At any time from the date of issue of the Debentures, and following conversion of the Debentures into Units, holders of the Share Purchase Warrants shall have the option to exercise the Share Purchase Warrants for Common Shares of the Corporation at a price of $0.10 per Common Share if exercised in the first year from the date of issue of the Debenture or $0.11 per Common Share if exercised in the second year from the date of issue of the Debenture. The Share Purchase Warrants shall expire on the date that is 2 years from the date of issue of the Debenture.

At any time after two years from the date of issue, the Debenture shall be redeemable by the Corporation in whole or in part, together with accrued and unpaid interest thereon to the date specified for redemption.

The private placement will be placed to investors resident in Alberta and Ontario and the shares issued will be subject to a one year hold period.

About Aloak

Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in Woodstock, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom website design, custom programming and e-business strategic consulting. Aloak Inc. is the subsidiary of Aloak Corp., a publicly traded company listed on the TSX Venture Exchange (TSX) under the trading symbol (V:AOK).

Continued >

ALOAK™ NewsRelease

Internet Solutions for Small Business

Contacts

Website: www.aloak.ca

Corporate Information: www.aloak.ca/about

Email: irelations@aloak.ca

Clyde Beattie, Chairman & CEO
Voice: 877-525-6252 Ext. 303
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 304
Email: greg.smith@aloak.ca

FILE No. 82-4221

ALOAK™ NewsRelease

Internet Solutions for Small Business

Aloak Announces Convertible Debenture Offering

Calgary AB – November 20, 2002 — Subject to regulatory approval, Aloak Corp. ("Aloak") is pleased to announce a proposed non-brokered private placement in the form of a Convertible Debenture (the "Debentures") of up to $400,000, which will be used for working capital purposes. The Debentures shall bear a rate of interest equal to eleven percent (11%), are secured by the assets of the company and are due five years from the date of issue.

At any time from the date of issue, holders of the Debentures shall have the option to convert some or all of the outstanding Debentures into Units at a price of $0.10 per Unit for the first two years from the date of issue; $0.11 per Unit for the third year from the date of issue; $0.12 per Unit for the fourth year from the date of issue; and $0.13 per Unit for the fifth year from the date of issue (a unit consists of one common share and one Share Purchase Warrant). At any time from the date of issue of the Debentures, and following conversion of the Debentures into Units, holders of the Share Purchase Warrants shall have the option to exercise the Share Purchase Warrants for Common Shares of the Corporation at a price of $0.10 per Common Share if exercised in the first year from the date of issue of the Debenture or $0.11 per Common Share if exercised in the second year from the date of issue of the Debenture. The Share Purchase Warrants shall expire on the date that is 2 years from the date of issue of the Debenture.

At any time after two years from the date of issue, the Debenture shall be redeemable by the Corporation in whole or in part, together with accrued and unpaid interest thereon to the date specified for redemption.

The private placement will be placed to investors resident in Alberta and Ontario and the shares issued will be subject to a one year hold period.

About Aloak

Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in Woodstock, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom website design, custom programming and e-business strategic consulting. Aloak Inc. is the subsidiary of Aloak Corp., a publicly traded company listed on the TSX Venture Exchange (TSX) under the trading symbol (V:AOK).

Continued >

ALOAK NewsRelease

Internet Solutions for Small Business

Contacts

Website: www.aloak.ca

Corporate Information: www.aloak.ca/about

Email: irelations@aloak.ca

Clyde Beattie, Chairman & CEO
Voice: 877-525-6252 Ext. 303
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 304
Email: greg.smith@aloak.ca

FILE No.
82-4221

ALOAK™

NewsRelease

Internet Solutions for Small Business

Aloak Announces Convertible Debenture Offering

Calgary AB – November 20, 2002 — Subject to regulatory approval, Aloak Corp. ("Aloak") is pleased to announce a proposed non-brokered private placement in the form of a Convertible Debenture (the "Debentures") of up to $400,000, which will be used for working capital purposes. The Debentures shall bear a rate of interest equal to eleven percent (11%), are secured by the assets of the company and are due five years from the date of issue.

At any time from the date of issue, holders of the Debentures shall have the option to convert some or all of the outstanding Debentures into Units at a price of $0.10 per Unit for the first two years from the date of issue; $0.11 per Unit for the third year from the date of issue; $0.12 per Unit for the fourth year from the date of issue; and $0.13 per Unit for the fifth year from the date of issue (a unit consists of one common share and one Share Purchase Warrant). At any time from the date of issue of the Debentures, and following conversion of the Debentures into Units, holders of the Share Purchase Warrants shall have the option to exercise the Share Purchase Warrants for Common Shares of the Corporation at a price of $0.10 per Common Share if exercised in the first year from the date of issue of the Debenture or $0.11 per Common Share if exercised in the second year from the date of issue of the Debenture. The Share Purchase Warrants shall expire on the date that is 2 years from the date of issue of the Debenture.

At any time after two years from the date of issue, the Debenture shall be redeemable by the Corporation in whole or in part, together with accrued and unpaid interest thereon to the date specified for redemption.

The private placement will be placed to investors resident in Alberta and Ontario and the shares issued will be subject to a one year hold period.

About Aloak

Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in Woodstock, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom website design, custom programming and e-business strategic consulting. Aloak Inc. is the subsidiary of Aloak Corp., a publicly traded company listed on the TSX Venture Exchange (TSX) under the trading symbol (V:AOK).

Continued >

ALOAK™

NewsRelease

Internet Solutions for Small Business

Contacts

Website: www.aloak.ca

Corporate Information: www.aloak.ca/about

Email: irelations@aloak.ca

Clyde Beattie, Chairman & CEO
Voice: 877-525-6252 Ext. 303
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 304
Email: greg.smith@aloak.ca